

SECURITI 07001221 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65897

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Harold C. Brown & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One HSBC Center, Suite 3800
(No. and Street)

Buffalo (City) New York (State) 14203-2898 (Zip Code)

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mrs. Annette Wargo (716) 854-2500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 20 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Freed Maxick & Battaglia, CPAs, PC
(Name - *if individual, state last, first, middle name*)

800 Liberty Building (Address) Buffalo (City) New York (State) 14202 (Zip Code)

04

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Katherine A. Christoferson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harold C. Brown & Co., LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

Annette M. Wargo
Notary Public, State of New York
Qualified in Erie County
My Commission Expires August 28, 2007

Katherine A. Christoferson
Signature

Chief Executive Officer
Title

Annette M Wargo
Notary Public

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control
- [ ] (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).b*

HAROLD C. BROWN & CO., LLC
(A LIMITED LIABILITY COMPANY)

CONTENTS

 Freed Maxick & Battaglia, CPAs, PC

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Harold C. Brown & Co., LLC
(A Limited Liability Company)

We have audited the accompanying balance sheet of Harold C. Brown & Co., LLC (A Limited Liability Company) as of December 31, 2006, and the related statements of operations, cash flows, and changes in members' capital for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harold C. Brown & Co., LLC as of December 31, 2006 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule "Computation of Net Capital in Accordance with Rule 15c3-1 under the Securities Exchange Act of 1934" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Freed Maxick & Battaglia, CPAs, PC

Buffalo, New York
January 30, 2007

HAROLD C. BROWN & CO., LLC
(A LIMITED LIABILITY COMPANY)

BALANCE SHEET
December 31, 2006

ASSETS		
Cash and cash equivalents	$	1,503,881
Investment advisory revenue receivable		487
Securities, at market value		178,035
Prepaid expenses		206,542
Escrow deposit with clearing organization		25,000
Property and equipment, net		137,325
Intangible assets, net		1,575,130
Total assets	$	3,626,400
LIABILITIES AND MEMBERS' CAPITAL		
Liabilities:		
Compensation payable	$	243
Accrued distributions		264,061
Accrued profit sharing plan and bonus expenses		337,791
Accounts payable and other accrued expenses		172,302
Total liabilities		774,397
Members' capital		2,852,003
Total liabilities and members' capital	$	3,626,400

See accompanying notes.

HAROLD C. BROWN & CO., LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

Revenues:	
Investment advisory services	$ 7,169,648
Commissions	167,478
Other revenue	230,996
Money market distribution assistance	77,882
Interest and dividends	31,143
Losses on firm trading/errors accounts	(2,763)
	7,674,384
Expenses:	
Compensation and benefits	3,437,734
General and administrative expenses	1,260,173
Commissions - other brokers-dealers	402,349
Depreciation and amortization	219,958
Regulatory fees and expenses	61,930
	5,382,144
Net income	$ 2,292,240

See accompanying notes.

HAROLD C. BROWN & CO., LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 2,292,240
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	219,958
Loss on sale of equipment	10,965
Decrease (increase) in assets:	
Investment advisory revenue receivable	13,596
Prepaid expenses	(50,126)
Increase (decrease) in liabilities:	
Compensation payable	(6,799)
Accrued profit sharing plan and bonus expenses	16,450
Accounts payable and other accrued expenses	(31,932)
Net cash provided by operating activities	2,464,352
Cash flows from investing activities:	
Purchase of property and equipment	(20,361)
Sale of securities	56,759
Net cash provided by investing activities	36,398
Cash flows from financing activities:	
Distributions	(2,299,436)
Net cash used by financing activities	(2,299,436)
Net increase in cash and cash equivalents	201,314
Cash and cash equivalents - beginning of year	1,302,567
Cash and cash equivalents - end of year	$ 1,503,881

See accompanying notes.

HAROLD C. BROWN & CO., LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' CAPITAL
For the Year Ended December 31, 2006

	Members' Capital
Balance, January 1, 2006	$ 2,854,889
Distributions	(2,295,126)
Net income	2,292,240
Balance, December 31, 2006	$ 2,852,003

See accompanying notes.

NOTE 1. - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Harold C. Brown & Co., LLC, (A Limited Liability Company), (the Company) acts as an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and investment advisor who clears all transactions with and for customers located throughout the United States on a fully disclosed basis with a clearing broker-dealer. The Company transmits all customer funds and securities to the clearing broker-dealer who maintains and preserves all accounts and records of the Company's customers.

Securities - Securities, which consist primarily of money market funds, are valued at market value. Securities are classified as trading for financial statement purposes with any unrecognized gains or losses being reflected as a component of net income.

Accounts Receivable - The Company carries its accounts receivable at cost less an allowance for doubtful accounts. There was no allowance for doubtful accounts at December 31, 2006.

Property and Equipment - Property and equipment acquired as part of the asset purchase in June 2003 has been recorded at fair market value. All other acquisitions have been stated at cost. Depreciation is computed using straight line and accelerated methods based on the estimated useful life of the related assets. Leasehold improvements are amortized over the shorter of their useful life or the terms of the lease. Depreciation expense amounted to $94,270 for the year ended December 31, 2006.

Intangible Assets - The Company accounts for intangible assets in accordance with the provision of Financial Accounting Standards Boards, Statement No. 142 "Goodwill and Other Intangible Assets" (FAS 142).

Among the FAS 142 provision is a requirement that goodwill and infinite lived intangible assets are no longer amortizable, but instead are subject to an impairment test, which is to be performed at least annually. At December 31, 2006 there was no impairment.

Advertising - The Company expenses advertising as incurred. Advertising expense was $29,065 for the year ended December 31, 2006.

Transactions - Proprietary securities transactions in regular way trades, along with related commission revenue and expense, are recorded on a trade-date basis.

Revenue - Investment advisory services revenue is received monthly, based upon the market value of the customer's account at the end of the previous month. Fees charged vary based upon the asset value of the account. The Company recognizes this revenue as earned.

Income Taxes - The Company has elected to be treated as a partnership for income tax purposes. Federal and state regulations provide that, in lieu of corporate income taxes the members separately account for their respective share of the Company's items of income, deductions, losses and credits.

NOTE 1. - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Personal Assets and Liabilities and Members' Salaries - In accordance with the generally accepted method of presenting partnership financial statements, the financial statements do not include the personal assets and liabilities of the members, including their obligation for income taxes on their distributive shares of the net income of the Company. In addition, the expenses shown in the income statements do not include any salaries to the members.

Statement of Cash Flows - The Company considers investments with original maturities of 90 days or less to be cash equivalents.

Concentration of Credit Risk - The Company has an exposure to credit risk associated with non-performance of its brokerage customers in fulfilling their contractual obligations pursuant to securities transactions. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure relating to such non-performance by these customers.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalent accounts in financial institutions. Although the cash accounts exceed the federally insured deposit amount, management does not anticipate nonperformance by the financial institutions. Management reviews the financial viability of these institutions on a periodic basis.

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Equipment	$ 238,847
Furniture and fixtures	106,184
Software	113,264
Leasehold improvements	45,849
	504,144
Less: Accumulated depreciation	(366,819)
	$ 137,325

NOTE 3. - INTANGIBLE ASSETS

Intangible assets consist of the following:

	$	Amortization Period
Intangible assets subject to amortization:		
Customer accounts/relationships	$ 1,256,871	10 years
Less: Accumulated amortization	(439,908)	
	816,963	
Intangible assets not subject to amortization:		
Trade name	758,167	Indefinite
Intangible assets, net	$ 1,575,130	

Amortization for the year ended December 31, 2006 was $125,688. Annual amortization for the next five years subsequent to December 31, 2006 will be $125,688 each year. There was no impairment of the trade name at December 31, 2006.

For tax purposes the above intangible assets are amortized over a period of 15 years.

NOTE 4. - OPERATING LEASE

The Company currently rents office space under a lease agreement which expires in 2012 and calls for monthly rental payments escalating from $18,534 per month to $20,715 per month over the term of the lease. The Company is recognizing this expense on a straight-line basis over the term of the lease. At December 31, 2006, the Company has approximately $43,800 of deferred rent obligation included in other accrued expenses on the balance sheet. The Company is also responsible for their proportional share of various shared costs of the landlord, which include taxes, utilities and operating expenses. This lease is partially guaranteed by the members of the Company. Rental expense under the term of this lease agreement amounted to approximately $261,400 for the year ended December 31, 2006.

Future minimum lease commitments are estimated as follows:

2007	$ 235,000
2008	243,000
2009	249,000
2010	249,000
2011	249,000
Thereafter	103,000
	$ 1,328,000

NOTE 5. - 401(k) PROFIT SHARING PLAN

The Company has a profit sharing plan for eligible employees. The contribution to the profit sharing plan is discretionary and is determined annually by the Company. For the year ended December 31, 2006, the Company accrued a discretionary contribution amounting to approximately $178,000.

Additionally, as part of the profit sharing plan, a 401(k) deferral option is available. Eligible employees may elect to defer up to 50% of their compensation with the Company making matching contributions. The Company's matching contribution for the year ended December 31, 2006 was approximately $138,000.

NOTE 6. - NET CAPITAL REQUIREMENT

The Company must comply with the Uniform Net Capital Rule under the Securities Exchange Act of 1934 which provides that aggregate indebtedness, as defined, may not exceed fifteen times net capital (generally Company capital less reductions for assets not readily convertible into cash at full value).

At December 31, 2006, the Company's net capital and required net capital, as defined, were $929,202 and $51,626, respectively. The ratio of aggregate indebtedness to net capital was approximately .83 to 1.

NOTE 7. - RESERVE REQUIREMENT

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker-dealers regarding the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Company's business (see Note 1) these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

NOTE 8. - SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash financing activities:	
Accrued distributions	$ 264,061

HAROLD C. BROWN & CO., LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Year Ended December 31, 2006

Total members capital	$	2,852,003
Deductions and/or charges:		
Total non allowable assets:		
Investment advisory revenue receivable (net of related compensation payable of $244)		243
Property and equipment, net		137,325
Prepaid expenses		206,542
Intangible assets		1,575,130
Net capital before haircuts on security positions		932,763
Haircuts on securities:		
Trading and investment securities		3,561
Net capital	$	929,202
Computation of basic net capital requirement:		
Net capital requirement (greater of 6 2/3% of aggregate indebtedness [$51,626] or $50,000)	$	51,626
Excess net capital	$	877,576
Aggregated indebtedness:		
Accounts payable and accrued expenses	$	774,396
Ratio: Aggregate indebtedness to net capital		.83 to 1

There are no material differences between the computation of net capital above and the Respondent's computation included in the unaudited Part -A of Form X-17A-5 as of December 31, 2006. Accordingly, no reconciliation of the two computations is deemed necessary.

 Freed Maxick & Battaglia, CPAs, PC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Harold C. Brown & Co., LLC

In planning and performing our audit of the financial statements and supplemental schedule of Harold C. Brown & Co., LLC (the Company), for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal controls.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC); we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons and recommendations of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the *normal* course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant *deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Freed Maxick & Battaglia, CPAs, PC

Buffalo, New York
January 30, 2007

END